Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

RECEIVED
2006 NOV -3 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Hydrotreatment resumed
Released	15:54 25-Oct-06
Number	0438L

Regulatory announcement no 64/2006 dated 25th October 2006
PKN ORLEN has resumed the operation of its hydrotreatment plant in Plock after shutdown

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, herby informs that on 23 October 2006 PKN ORLEN resumed the operation of its hydrotreatment plant in Plock, after a 10 day shutdown. The shutdown of the unit started on 13 October 2006 and was completed in 10 days, two days earlier than previously planned.

Due to the shortening of the period of the hydrotreatment plant shutdown, PKN ORLEN has verified its previous estimates (that were published in regulatory announcement no 61/2006 dated 16 October 2006) and states that the stoppage of the hydrotreatment plant will reduce PKN ORLEN's unconsolidated financial result from operations for the fourth quarter 2006 by PLN 49 m. The impact of the hydrotreatment plant shutdown will be 12.5% lower than that previously assessed.

See also: Regulatory announcement no 61/2006 dated 16 October 2006

[redacted]

END

06018114

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PROCESSED
NOV 07 2006
THOMSON FINANCIAL

11/6

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Share purchase agreement
Released	07:00 27-Oct-06
Number	1281L

Regulatory announcement no 65/2006 dated October 26th, 2006

Supervisory Board and Board of Directors of Unipetrol, a.s. have approved the terms and conditions of the Share Purchase Agreement for the sale of 81.78% of Spolana a.s. shares

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on October 26, 2006, the Supervisory Board and the Board of Directors of UNIPETROL, a.s. approved the terms and conditions of the Share Purchase Agreement for the sale of 81.78 % of the shares of the Unipetrol a.s. subsidiary - SPOLANA a.s., headquartered in Neratovice, Czech Republic. The agreement is between UNIPETROL, a.s., as seller, and Zaklady Azotowe ANWIL Spolka Akcyjna, headquartered in Wloclawek, Poland, as purchaser (the "Share Purchase Agreement").

The terms and conditions of the Share Purchase Agreement were also approved by the relevant corporate bodies of Zaklady Azotowe ANWIL Spolka Akcyjna.

The execution of the Share Purchase Agreement by UNIPETROL, a.s. and Zaklady Azotowe ANWIL Spolka Akcyjna is scheduled for 27 October 2006.

PKN ORLEN owns 63% of the votes at the General Meeting of Unipetrol a.s. and 84% of the votes at the General Meeting of Zaklady Azotowe ANWIL Spolka Akcyjna.

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Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Share purchase agreement
Released	08:26 27-Oct-06
Number	1351L

Regulatory announcement no 66/2006 dated October 27th, 2006
Unipetrol, a.s. and Zaklady Azotowe ANWIL S.A. executed share purchase agreement on sale of 81.78 % of shares of Spolana a.s.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 27 October 2006 UNIPETROL, a.s., headquartered in Prague, Czech Republic ("Unipetrol"), as seller, and Zaklady Azotowe ANWIL Spolka Akcyjna, headquartered in Wloclawek, Poland ("Anwil"), as purchaser, executed the Share Purchase Agreement (the "Share Purchase Agreement") on sale of 1 500 ordinary series "A" shares and 6 090 941 ordinary series "B" shares of SPOLANA a.s. ("Purchase Shares"), headquartered in Neratovice, Czech Republic ("Spolana").
The Purchase Shares represent 81.78% of the initial capital of Spolana with a par value CZK 11 600 of each series "A" share (i.e. approximately PLN 1 588.04 based on CZK/PLN average exchanges rates as of 26 October 2006, stated by National Bank of Poland) and CZK 116 of each series "B" share (i.e. approximately PLN 15.88 based on CZK/PLN average exchanges rates as of 26 October 2006, stated by National Bank of Poland), and represent 81.78% of votes at the General Meeting of shareholders of Spolana. The book value of the Purchase Shares in the Unipetrol books amounted to CZK 986 m (i.e. approximately PLN 135 m based on CZK/PLN average exchanges rates as of 26 October 2006, stated by National Bank of Poland) as of 25 October 2006.

The total price for the Purchase Shares amounts to CZK 640 382 956 (i.e. approximately PLN 87 668 427 based on CZK/PLN average exchanges rates as of 26 October 2006, stated by National Bank of Poland) and will be paid for by Anwil in the form of cash contribution from own financial sources.
Under the Share Purchase Agreement, Anwil is obligated to undertake financial restructuring of Spolana via satisfaction in full of the debt owed by Spolana to Unipetrol amounting to CZK 660 million as of 25 October 2006 (i.e. approximately PLN 90 m based on CZK/PLN average exchange rate as of 26 October 2006, stated by National Bank of Poland).

The purchase price may be subject to the following price adjustment on the occurrence of any of the following conditions:
- environmental guarantee provided by the National Property Fund of the Czech Republic (now, the Czech Republic through the Ministry of Finance) for compensation of costs for the environmental damage remediation of the Old Amalgam Electrolysis project will not be sufficient for compensation of costs for remediation of the aforementioned environmental damage and all necessary steps will have been taken by Anwil and Spolana without success for obtaining additional funds for this purpose, Unipetrol will be obligated to financially indemnify Anwil up to 40 % of the Purchase Shares price, or
- other potential obstacles in Spolana's future operation – Unipetrol will be obligated to financially indemnify Anwil up to 1-3 % of the Purchase Shares price.

Main business activities of Spolana include production and sales of:
- suspension polyvinyl chloride (S-PVC) and granulated polyvinyl chloride (G-PVC)
- caprolactam as raw material for production of polyamide fiber, construction materials and plastics
- soda lye

Main business activities of Anwil include production and sales of:
- suspension polyvinyl chloride (S-PVC)
- granulated products based on PVC as well as compositions and PVC plates
- soda lye and caustic soda
- chemical fertilizers including ammonium nitrate, nitro-chalks.

Main business activities of Unipetrol include production and sales of refining, petrochemical and chemical products.

PKN ORLEN owns 63% of votes at the General Meeting of Unipetrol and 84.48% of votes at the General

Meeting of Anwil.
Supervisory Board of Spolana consists of six members, two of them are Anwil's employees, one of them is PKN ORLEN's employee. Anwil Supervisory Board consists of five members and four of them are PKN ORLEN's employees. Management Board of Spolana consists of five members, two of them are Anwil's employees and one of them is Unipetrol's employee. Supervisory Board of Unipetrol consists of ten members, seven of them are PKN ORLEN's employees.
As the Purchase Shares represent more that 20% of the Spolana initial capital, they are significant assets in accordance to the Polish Regulation of the Minister of Finance dated 19 October 2005 on current and periodic information to be published by issuers of securities (Journal of Laws as of 26 October 2005).

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**PKN ORLEN SA
SEC File
82-5036**

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	EGM agenda
Released	07:00 30-Oct-06
Number	1898L

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement 67/2005 dated 27 October 2006
Agenda for the Extraordinary General Meeting of PKN ORLEN as of 30 November 2006

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN", "Company"), Central Europe's largest downstream oil company, inline with Article 398 in connection with Article 400 of the Code of Commercial Companies and inline with §7 item 4 of the Company's Articles of Association, convenes with reference to the motion submitted by the shareholder – State Treasury, the Extraordinary General Meeting ("Meeting") of PKN ORLEN, to be held on 30 November 2006. The Meeting shall commence at 13.00 CET in Plock (Poland) at the following address:
Dom Technika
ul. Kazimierza Wielkiego 41

Agenda of the Extraordinary General Meeting of Shareholders:
1. Opening
2. Election of the Chairman of the Meeting
3. Affirmation of the legality of the Meeting and ability to pass resolutions
4. Approval of the Agenda
5. Information regarding the restructurisation processes that are being conducted in the Company
6. Election of the Vote Counting Commission
7. Voting on a resolution concerning changes to the composition of the Supervisory Board of PKN ORLEN
8. Closure of the Meeting

PKN ORLEN hereby informs that in connection with Article 406 § 3 of the Code of Commercial Companies the participation in the Meeting is permitted on condition of submitting certificate at the latest one week before the Meeting, which means by November 22nd, 2006 (till 24:00) inclusive, in the Company's headquarters in Plock, Poland, 7 Chemikow St. (between 8:00 and 16:00 in the Legal Office - room 110). The certificates must state the number of shares owned, the number of votes and confirm that the shares will have been deposited in the account by the end of the Meeting.

Copies of the motions referring to the issues included in the Meeting's agenda will be made available no earlier than a week before the Meeting in the Company's headquarters, Chemikow 7, Plock, at the reception desk from 9:00 till 16:00.

The list of shareholders entitled to participate in the Meeting will be made available in the Company's Headquarters for three days before the Meeting.

Registration of shareholders and distribution of voting cards will begin at 12.00 in the day of the Meeting.

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PKN ORLEN SA
SEC File
82-5036

ORLEN

GK/AS/1612/2006

SEC file: 82-5036

Płock, 30 October 2006

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 64/2006 to 67/2006;

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

Yours faithfully,

Magdalena Krzemińska
Investor Relations Department

Polski Koncern Naftowy ORLEN Spółka Akcyjna
09-411 Płock, ul. Chemików 7, tel: (+48 24) 365 00 00, fax: (+48 24) 365 28 41, www.orlen.pl